July 30, 2007

Mail Stop 4561

Ms. Lauralee E. Martin
Chief Operating and Financial Officer
Jones Lang LaSalle Incorporated
200 East Randolph Drive
Chicago, IL 60601

      RE: **Jones Lang LaSalle Incorporated**
                    Form 10-K for the period ended December 31, 2006
                    Filed February 28, 2007
                    File No. 1-13145

Dear Ms. Martin:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                 Sincerely,

                                 Kevin R. Woody
                                 Branch Chief